Filed pursuant to Rule 424(b)(3)
                                             SEC File No. 333-81964





                   LADENBURG THALMANN FINANCIAL SERVICES INC.


                        7,110,506 shares of common stock


         This prospectus relates to up to 7,110,506 shares of common stock of Ladenburg Thalmann Financial Services Inc. that may be offered for resale for the account of the selling shareholders set forth in this prospectus under the heading "Selling Shareholders" beginning on page 13. The selling shareholders may sell these shares in a variety of transactions as described under the heading "Plan of Distribution" beginning on page 16.

         Our common stock is traded on the American Stock Exchange under the symbol "LTS." On February 8, 2002 the last reported sale price of our common stock was $0.74.

         We will not receive any proceeds from the sale of the shares. We will receive the amounts paid by some of the selling shareholders upon exercise of their options to acquire a total of 1,170,000 of the above 7,110,506 shares being registered under this prospectus. If those options are exercised in full, we will receive $1,246,600.

         Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 5 for a discussion of information that should be considered in connection with an investment in our common stock.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.


               The date of this prospectus is February 12, 2002

         You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling shareholders are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.


                                Table of Contents



                                                                      PAGE
                                                                      ----
PROSPECTUS SUMMARY......................................................3
RISK FACTORS............................................................5
WARNING REGARDING OUR USE OF FORWARD-LOOKING STATEMENTS................12
USE OF PROCEEDS........................................................13
SELLING SHAREHOLDERS...................................................13
PLAN OF DISTRIBUTION...................................................16
LEGAL MATTERS..........................................................17
EXPERTS................................................................18
WHERE YOU CAN FIND ADDITIONAL INFORMATION..............................18

                  ---------------------------------------------

                               PROSPECTUS SUMMARY

         We are a holding company engaged in retail and institutional securities brokerage, investment banking and research services through our two operating subsidiaries, Ladenburg Thalmann & Co. Inc. and Ladenburg Capital Management Inc.

         Ladenburg Thalmann & Co.

         Ladenburg Thalmann & Co. is a full service broker-dealer that has been a member of the New York Stock Exchange since 1879. It provides its services principally for middle market and emerging growth companies and high net worth individuals through a coordinated effort among corporate finance, research, capital markets, investment management, brokerage and trading professionals. Ladenburg Thalmann & Co. is subject to regulation by, among others, the SEC, the New York Stock Exchange, the National Association of Securities Dealers and the Securities Investor Protection Corporation. Ladenburg Thalmann & Co. currently has approximately 100 registered representatives and 100 other full time employees. Its client services and institutional sales departments serve approximately 21,000 accounts worldwide and its asset management area provides investment management and financial planning services to numerous individuals and institutions.

         Ladenburg Capital Management

         Ladenburg Capital Management is a registered broker-dealer and a member firm of the National Association of Securities Dealers, Inc. and the Securities Investor Protection Corporation. Ladenburg Capital Management's business activities consist primarily of retail sales and trading of exchange listed and over-the-counter equity securities, options and mutual funds, as well as investment banking and research services. It currently has approximately 440 registered representatives and 260 other full time employees maintaining approximately 56,800 retail and institutional accounts.

Distributions by Shareholders

         On December 20, 2001, New Valley Corporation, our then largest shareholder, distributed a total of 22,543,158 shares of our common stock held by New Valley to its stockholders as a dividend. Of these shares, Vector Group Ltd., New Valley's largest stockholder, received 12,694,929 shares of our common stock. Immediately following Vector Group's receipt of these shares, it also distributed the shares of common stock to its stockholders as a dividend. As a result of these distributions, New Valley's beneficial ownership of our common stock decreased from approximately 57.6% to approximately 8.6%. Additionally, there are now approximately 13,800 beneficial holders of our common stock.

         In connection with the distributions, we are filing this prospectus which registers for resale the following:

         o 5,940,506 shares of common stock acquired by several of our officers and directors as a result of the New Valley and Vector Group distributions; and

         o 1,170,000 shares of common stock that we may issue upon exercise of options held by some of our officers and directors.

Although the shares distributed by New Valley and Vector Group to our officers and directors were previously registered by us under a separate registration statement, our officers and directors will be restricted from selling their shares under Rule 144 of the Securities Act of 1933, as amended, due to their status as affiliates of ours. Likewise, although we plan on filing a registration statement on Form S-8 to register the shares we may issue upon exercise of the options we have granted, our directors who have received options from us will again be restricted from selling their option shares under Rule 144 for the same reason. This registration statement enables the selling shareholders to sell their shares without complying with Rule 144.

         For a more detailed discussion of what we are registering by this prospectus, see the section entitled "Selling Shareholders" beginning on page 13.


Corporate History

         We were incorporated under the laws of the State of Florida on February 5, 1996. Ladenburg Thalmann & Co. was incorporated under the laws of the State of Delaware on December 3, 1971 and became our wholly owned subsidiary on May 7, 2001. Ladenburg Capital Management was incorporated under the laws of the State of New York in September 1983. Ladenburg Capital Management became our wholly owned subsidiary on August 24, 1999 pursuant to a merger with FHGB Acquisition Corporation, another one of our wholly owned subsidiaries, with Ladenburg Capital Management surviving the merger. In October 2001, we transferred all of the capital stock of Ladenburg Capital Management to Ladenburg Thalmann & Co., thereby making Ladenburg Capital Management a wholly owned subsidiary of Ladenburg Thalmann & Co. and an indirect subsidiary of ours. Our principal executive offices, as well as those of Ladenburg Thalmann & Co., are located at 590 Madison Avenue, New York, New York 10022 and both of our telephone numbers are (212) 409-2000. Ladenburg Capital Management's principal executive offices are located at 1055 Stewart Avenue, Bethpage, New York 11714 and its telephone number is (516) 470-1000.

                                  RISK FACTORS

         You should carefully consider the risks described below before you decide to invest in our company. The risks described below are not the only ones facing us. Additional risks not presently known to us or that we currently believe are immaterial may also impair our business operations. Our business, financial condition or results of operation could be materially adversely affected by any of these risks. The trading price of our common stock could decline because of any one of these risks, and you may lose all or part of your investment.

We are subject to various risks associated with the securities industry.

         As securities broker-dealers, Ladenburg Thalmann & Co. and Ladenburg Capital Management are subject to uncertainties that are common in the securities industry. These uncertainties include:

         o the volatility of domestic and international financial, bond and stock markets, as demonstrated by recent disruptions in the financial markets;

         o        extensive governmental regulation;

         o        litigation;

         o        intense competition;

         o substantial fluctuations in the volume and price level of securities; and

         o        dependence on the solvency of various third parties.

As a result, revenues and earnings may vary significantly from quarter to quarter and from year to year. In periods of low volume, profitability is impaired because certain expenses remain relatively fixed. Ladenburg Thalmann & Co. and Ladenburg Capital Management are much smaller and have much less capital than many competitors in the securities industry. In the event of a market downturn, our business could be adversely affected in many ways, including those described below. Our revenues are likely to decline in such circumstances and, if we are unable to reduce expenses at the same pace, our profit margins would erode.

Our business could be adversely affected by a breakdown in the financial markets.

         As a securities broker-dealer, our business is materially affected by conditions in the financial markets and economic conditions generally, both in the United States and elsewhere around the world. Many factors or events could lead to a breakdown in the financial markets including war, terrorism, natural catastrophes and other types of disasters. These types of events could cause people to begin to lose confidence in the financial markets and their ability to function effectively. If the financial markets are unable to effectively prepare for these types of events and ease public concern over their ability to function, our revenues are likely to decline and our operations will be adversely affected.

We have incurred, and may in the future incur, significant losses from trading and investment activities due to market fluctuations and volatility.

         We generally maintain trading and investment positions in the equity markets. To the extent that we own assets, i.e., have long positions, in those markets, a downturn in those markets could result in losses from a decline in the value of those long positions. Conversely, to the extent that we have sold assets that we do not own, i.e., have short positions, in any of those markets, an upturn in those markets could expose us to potentially unlimited losses as we attempt to cover our short positions by acquiring assets in a rising market.

         We may from time to time have a trading strategy consisting of holding a long position in one asset and a short position in another from which we expect to earn revenues based on changes in the relative value of the two assets. If, however, the relative value of the two assets changes in a direction or manner that we did not anticipate or against which we are not hedged, we might realize a loss in those paired positions. In addition, we maintain trading positions that can be adversely affected by the level of volatility in the financial markets, i.e., the degree to which trading prices fluctuate over a particular period, in a particular market, regardless of market levels.

Our revenues may decline in adverse market or economic conditions.

         Unfavorable financial or economic conditions may reduce the number and size of the transactions in which we provide underwriting services, merger and acquisition consulting and other services. Our investment banking revenues, in the form of financial advisory and underwriting fees, are directly related to the number and size of the transactions in which we participate and would therefore be adversely affected by a sustained market downturn. Additionally, a downturn in market conditions could lead to a decline in the volume of transactions that we execute for our customers and, therefore, to a decline in the revenues we receive from commissions and spreads.

Our risk management policies and procedures may leave us exposed to unidentified risks or an unanticipated level of risk.

         The policies and procedures we employ to identify, monitor and manage risks may not be fully effective. Some methods of risk management are based on the use of observed historical market behavior. As a result, these methods may not predict future risk exposures, which could be significantly greater than the historical measures indicate. Other risk management methods depend on evaluation of information regarding markets, clients or other matters that are publicly available or otherwise accessible by us. This information may not be accurate, complete, up-to-date or properly evaluated. Management of operational, legal and regulatory risk requires, among other things, policies and procedures to properly record and verify a large number of transactions and events. We cannot assure you that our policies and procedures will effectively and accurately record and verify this information.

         We seek to monitor and control our risk exposure through a variety of separate but complementary financial, credit, operational and legal reporting systems. We believe that we effectively evaluate and manage the market, credit and other risks to which we are exposed. Nonetheless, the effectiveness of our ability to manage risk exposure can never be completely or accurately predicted or fully assured. For example, unexpectedly large or rapid movements or disruptions in one or more markets or other unforeseen developments can have a material adverse effect on our results of operations and financial condition. The consequences of these developments can include losses due to adverse changes in inventory values, decreases in the liquidity of trading positions, higher volatility in earnings, increases in our credit risk to customers as well as to third parties and increases in general systemic risk.

Credit risk exposes us to losses caused by financial or other problems experienced by third parties.

         We are exposed to the risk that third parties that owe us money, securities or other assets will not perform their obligations. These parties include:

         o        trading counterparties;

         o        customers;

         o        clearing agents;

         o        exchanges;

         o        clearing houses; and

         o other financial intermediaries as well as issuers whose securities we hold.

These parties may default on their obligations owed to us due to bankruptcy, lack of liquidity, operational failure or other reasons. This risk may arise, for example, from:

         o        holding securities of third parties;

         o executing securities trades that fail to settle at the required time due to non-delivery by the counterparty or systems failure by clearing agents, exchanges, clearing houses or other financial intermediaries; and

         o extending credit to clients through bridge or margin loans or other arrangements.

Significant failures by third parties to perform their obligations owed to us could adversely affect our revenues and perhaps our ability to borrow in the credit markets.

We may have difficulty effectively managing our growth.

         Over the past several years, we have experienced significant growth in our business activities and the number of our employees through a variety of transactions. For instance, in May 2001, we acquired Ladenburg Thalmann & Co. and significantly increased the number of registered representatives under our control. We expect our business to continue to grow. Growth of this nature involves numerous risks such as:

         o difficulties and expenses incurred in connection with the subsequent assimilation of the operations and services or products of the acquired company;

         o        the potential loss of key employees of the acquired company;
                  and

         o the diversion of management's attention from other business concerns.

If we are unable to effectively address these risks, we may be required to restructure the acquired business or write off the value of some or all of the assets of the acquired business. Further, this type of growth requires increased investments in management personnel, financial and management systems and controls, and facilities. We cannot assure you that we will experience parallel growth in these areas. If these areas do not grow at the same time, our operating margins may decline from current levels.

         Additionally, as is common in the securities industry, we will continue to be highly dependent on the effective and reliable operation of our communications and information systems. We believe that our current and anticipated future growth will require implementation of new and enhanced communications and information systems and training of our personnel to operate such systems. Any difficulty or significant delay in the implementation or operation of existing or new systems or the training of personnel could adversely affect our ability to manage our growth.

We depend on several key employees and the loss of any of their services could harm our business.

         Our success is dependent in large part upon the services of several key employees. We have employment agreements with Victor Rivas, Richard Rosenstock, Mark Zeitchick and Vincent Mangone which provide for these individuals to be employed by us through August 2004. Each of these individuals, however, may terminate their agreement upon 30 days' notice. Although the employment agreements contain various incentives designed to retain the services of these individuals, including stock options and other incentive based awards as well as non-solicitation provisions in our favor, these provisions may be insufficient to keep these individuals from leaving us for a more lucrative opportunity. This is especially true in light of the increasing competition for experienced professionals in the securities industry. We do not maintain and do not intend to obtain key man insurance on the lives of any of these individuals. In the event that any of these individuals terminate their agreements or otherwise leave our company, our operations may be materially and adversely affected.

We face significant competition for professional employees.

         From time to time, individuals we employ may choose to leave our company to pursue other opportunities. We have experienced losses of research, investment banking and sales and trading professionals in the past and the level of competition for key personnel remains intense. We cannot assure you that the loss of key personnel will not occur again in the future. The loss of an investment banking, research, or sales and trading professional, particularly a senior professional with a broad range of contacts in an industry, could materially and adversely affect our operating results.

Intense competition from existing and new entities may adversely affect our revenues and profitability.

         The securities industry is rapidly evolving, intensely competitive and has few barriers to entry. We expect competition to continue and intensify in the future. Many of our competitors have significantly greater financial, technical, marketing and other resources than we do. Some of our competitors also offer a wider range of services and financial products than we do and have greater name recognition and a larger client base. These competitors may be able to respond more quickly to new or changing opportunities, technologies and client requirements. They may also be able to undertake more extensive promotional activities, offer more attractive terms to clients, and adopt more aggressive pricing policies. We may not be able to compete effectively with current or future competitors and competitive pressures faced by us may harm our business.

We currently do not have internet brokerage service capability.

         Recently, a growing number of brokerage firms have begun offering internet brokerage services to their customers in response to increased customer demand for these services. While we intend to offer internet brokerage services in the future, we may not be able to offer services that will appeal to our current or prospective customers and these services may not be profitable. Our failure to commence internet brokerage services in the near future could have a material adverse effect on our business. Additionally, if we commence internet brokerage services but are unable to attract customers for our services, our revenues will decline.

We rely on clearing brokers and termination of the agreements with these clearing brokers could disrupt our business.

         Ladenburg Thalmann & Co. and Ladenburg Capital Management use clearing brokers to process their securities transactions and maintain customer accounts on a fee basis for their accounts and for the accounts of our clients. The clearing brokers also provide billing services, extend credit and provide for control and receipt, custody and delivery of securities. Our broker-dealers depend on the operational capacity and ability of the clearing brokers for the orderly processing of transactions. In addition, by engaging the processing services of a clearing firm, Ladenburg Thalmann & Co. and Ladenburg Capital Management are exempt from some capital reserve requirements and other regulatory requirements imposed by federal and state securities laws. If the clearing agreements are terminated for any reason, we would be forced to find alternative clearing firms. We cannot assure you that we would be able to find an alternative clearing firm on acceptable terms to them or at all.

Clearing brokers extend credit to our clients and we are liable if the clients do not pay.

         Ladenburg Thalmann & Co. and Ladenburg Capital Management permit their clients to purchase securities on a margin basis or sell securities short, which means that the clearing firm extends credit to the client secured by cash and securities in the clients' account. During periods of volatile markets, the value of the collateral held by the clearing brokers could fall below the amount borrowed by the client. If margin requirements are not sufficient to cover losses, the clearing brokers sell or buy securities at prevailing market prices, and may incur losses to satisfy client obligations. Ladenburg Thalmann & Co. and Ladenburg Capital Management have agreed to indemnify the clearing brokers for losses they incur while extending credit to their clients.

The precautions we take to prevent and detect employee misconduct may not be effective and we could be exposed to unknown and unmanaged risks or losses.

         We run the risk that employee misconduct could occur. Misconduct by employees could include:

         o employees binding us to transactions that exceed authorized limits or present unacceptable risks to us;

         o employees hiding unauthorized or unsuccessful activities from us; or

         o        the improper use of confidential information.

These types of misconduct could result in unknown and unmanaged risks or losses to us including regulatory sanctions and serious harm to our reputation. The precautions we take to prevent and detect these activities may not be effective. If employee misconduct does occur, our business operations could be materially adversely affected.

We are currently subject to extensive securities regulation and the failure to comply with these regulations could subject us to penalties or sanctions.

         The securities industry and our business is subject to extensive regulation by the SEC, state securities regulators and other governmental regulatory authorities. We are also regulated by industry self-regulatory organizations, including the New York Stock Exchange, the National Association of Securities Dealers, Inc. and the Municipal Securities Rulemaking Board.

         Ladenburg Thalmann & Co. and Ladenburg Capital Management are registered broker-dealers with SEC and member firms of the NASD. Ladenburg Thalmann & Co. is also a member firm of the New York Stock Exchange. Broker-dealers are subject to regulations which cover all aspects of the securities business, including:

         o        sales methods and supervision;

         o        trading practices among broker-dealers;

         o        use and safekeeping of customers' funds and securities;

         o        capital structure of securities firms;

         o        record keeping; and

         o        the conduct of directors, officers and employees.

Much of the regulation of broker-dealers has been delegated to self-regulatory organizations, principally the NASD Regulation, Inc., the regulatory arm of the NASD, and the New York Stock Exchange, which are our primary regulatory agencies. NASD Regulation and the NYSE adopt rules, subject to approval by the SEC, that govern its members and conducts periodic examinations of member firms' operations.

         Compliance with many of the regulations applicable to us involves a number of risks, particularly in areas where applicable regulations may be subject to varying interpretation. The requirements imposed by these regulators are designed to ensure the integrity of the financial markets and to protect customers and other third parties who deal with us. Consequently, these regulations often serve to limit our activities, including through net capital, customer protection and market conduct requirements. If we are found to have violated an applicable regulation, administrative or judicial proceedings may be initiated against us that may result in:

         o        censure;

         o        fine;

         o civil penalties, including treble damages in the case of insider trading violations;

         o        the issuance of cease-and-desist orders;

         o the deregistration or suspension of our broker-dealer activities;

         o the suspension or disqualification of our officers or employees; or

         o        other adverse consequences.

The imposition of any of these or other penalties could have a material adverse effect on our operating results and financial condition.

         The regulatory environment is also subject to change. We may be adversely affected as a result of new or revised legislation or regulations imposed by the SEC, other federal or state governmental regulatory authorities, or self-regulatory organizations. We also may be adversely affected by changes in the interpretation or enforcement of existing laws and rules by these governmental authorities and self-regulatory organizations.

Failure to comply with net capital requirements could subject us to suspension or revocation by the SEC or suspension or expulsion by the NASD and the NYSE.

         Each of our subsidiaries are subject to the SEC's net capital rule which requires the maintenance of minimum net capital. We compute net capital under the aggregate indebtedness method permitted by the net capital rule. Under this method, our subsidiaries are required to maintain net capital equal to:

         o the greater of 6-2/3% of aggregate indebtedness, as defined in the net capital rule, or $100,000; or

         o a determinable amount based on the market price and number of securities in which our subsidiaries are a market-maker, not to exceed $1,000,000.

The net capital rule is designed to measure the general financial integrity and liquidity of a broker-dealer. In computing net capital, various adjustments are made to net worth which exclude assets not readily convertible into cash. Additionally, the regulations require that certain assets, such as a broker-dealer's position in securities, be valued in a conservative manner so as to avoid over-inflation of the broker-dealer's net capital. The net capital rule requires that a broker-dealer maintain a certain minimum level of net capital and a certain ratio of net capital to aggregate indebtedness. The particular levels vary in application depending upon the nature of the activity undertaken by a firm. Compliance with the net capital rule limits those operations of broker-dealers which require the intensive use of their capital, such as underwriting commitments and principal trading activities. The rule also limits the ability of securities firms to pay dividends or make payments on certain indebtedness such as subordinated debt as it matures. A significant operating loss or any charge against net capital could adversely affect the ability of a broker-dealer to expand or, depending on the magnitude of the loss or charge, maintain its then present level of business. The NASD and the NYSE may enter the offices of a broker-dealer at any time, without notice, and calculate the firm's net capital. If the calculation reveals a deficiency in net capital, the NASD may immediately restrict or suspend certain or all of the activities of a broker-dealer, including its ability to make markets. Our subsidiaries may not be able to maintain adequate net capital, or their net capital may fall below requirements established by the SEC, and subject us to disciplinary action in the form of fines, censure, suspension, expulsion or the termination of business altogether.

Risk of losses associated with securities laws violations and litigation.

         Many aspects of our business involve substantial risks of liability. An underwriter is exposed to substantial liability under federal and state securities laws, other federal and state laws, and court decisions, including decisions with respect to underwriters' liability and limitations on indemnification of underwriters by issuers. For example, a firm that acts as an underwriter may be held liable for material misstatements or omissions of fact in a prospectus used in connection with the securities being offered or for statements made by its securities analysts or other personnel. In recent years, there has been an increasing incidence of litigation involving the securities industry, including class actions that seek substantial damages. Our underwriting activities will usually involve offerings of the securities of smaller companies, which often involve a higher degree of risk and are more volatile than the securities of more established companies. In comparison with more established companies, smaller companies are also more likely to be the subject of securities class actions, to carry directors and officers liability insurance policies with lower limits or not at all, and to become insolvent. Each of these factors increases the likelihood that an underwriter of a smaller companies' securities will be required to contribute to an adverse judgment or settlement of a securities lawsuit.

         In the normal course of business, our operating subsidiaries have been and continue to be the subject of numerous civil actions and arbitrations arising out of customer complaints relating to our activities as a broker-dealer, as an employer and as a result of other business activities. In general, the cases involve various allegations that our employees had mishandled customer accounts. We believe that, based on our historical experience and the reserves established by us, the resolution of the claims presently pending will not have a material adverse effect on our financial condition. However, although we typically reserve an amount we believe will be sufficient to cover any damages assessed against us, we have in the past been assessed damages that exceeded our reserves. If we misjudged the amount of damages that may be assessed against us from pending or threatened claims, or if we are unable to adequately estimate the amount of damages that will be assessed against us from claims that arise in the future and reserve accordingly, our financial condition may be materially adversely affected.

Our principal shareholders including our directors and officers control a large percentage of our shares of common stock and can significantly influence our corporate actions.

         At the present time, our officers, directors and companies that these individuals control beneficially own approximately 47% of our common stock. Accordingly, these individuals and entities will be able to significantly influence most, if not all, of our corporate actions, including the election of directors and the appointment of officers. Additionally, this ownership of our common stock may make it difficult for a third party to acquire control of us, therefore possibly discouraging third parties from seeking to acquire us. A third party would have to negotiate any possible transactions with these principal shareholders, and their interests may be different from the interests of our other shareholders. This may depress the price of our common stock.

Possible additional issuances will cause dilution.

         While we currently have outstanding 42,025,211 shares of common stock, options to purchase a total of 4,217,354 shares of common stock, warrants to purchase a total of 200,000 shares of common stock and senior convertible promissory notes initially convertible into 11,296,746 shares of common stock, we are authorized to issue up to 100,000,000 shares of common stock and are therefore able to issue additional shares without being required to obtain shareholder approval. If we issue additional shares, or if our existing shareholders exercise or convert their outstanding options or notes, our other shareholders may find their holdings drastically diluted, which if it occurs, means that they will own a smaller percentage of our company.

The American Stock Exchange may delist our common stock from quotation on its exchange.

         Our common stock is currently quoted on the American Stock Exchange. In order to continue quotation of our common stock, we must maintain certain financial, distribution and stock price levels. If we are unable to maintain these levels, the American Stock Exchange may delist our common stock from trading on its exchange. If this occurs, we could face significant material adverse consequences including:

         o a limited availability of market quotations for our common stock;

         o        a limited amount of news and analyst coverage for our company;
                  and

         o a decreased ability to issue additional securities or obtain additional financing in the future.

We may issue preferred stock with preferential rights that may adversely affect your rights.

         The rights of our shareholders will be subject to and may be adversely affected by the rights of holders of any preferred stock that we may issue in the future. Our articles of incorporation authorize our board of directors to issue up to 2,000,000 shares of "blank check" preferred stock and to fix the rights, preferences, privilege and restrictions, including voting rights, of these shares without further shareholder approval.


             WARNING REGARDING OUR USE OF FORWARD-LOOKING STATEMENTS

         Some of the statements contained in this prospectus are forward-looking that relate to possible future events, our future performance and our future operations. In some cases, you can identify these forward-looking statements by the use of words such as "may," "will," "should," "anticipates," "believes," "expects," "plans," "future," "intends," "could," "estimate," "predict," "potential," "continue," or the negative of these terms or other similar expressions. These statements are only our predictions. Our actual results could and likely will differ materially from these forward-looking statements for many reasons, including the risks described above and appearing elsewhere in this prospectus. We cannot guarantee future results, levels of activities, performance or achievements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform them to actual results or to changes in our expectations.

                                 USE OF PROCEEDS

         We will not receive any proceeds from the sale of the shares by the selling shareholders. We will receive the amounts paid by some of the selling shareholders upon exercise of their options to acquire a total of 1,170,000 of the above 7,110,506 shares being registered under this prospectus. If those options are exercised in full, we will receive $1,246,600.


                              SELLING SHAREHOLDERS

         The following table provides certain information with respect to the selling shareholders' beneficial ownership of our common stock as of February 1, 2002 and as adjusted to give effect to the sale of all of the shares offered by this prospectus. Except as otherwise indicated, the number of shares reflected in the table has been determined in accordance with Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended. Under this rule, each selling shareholder is deemed to beneficially own the number of shares issuable upon exercise or conversion of warrants, options or other convertible securities it holds that are exercisable or convertible within 60 days from the date of this prospectus. However, for purposes of presentation, we have included the full amount of the shares being registered by this prospectus and which underlie options in the number of shares beneficially owned by the individuals holding the options even though such options may not be exercisable within 60 days. Additionally, for purposes of presentation, it is assumed that the selling shareholders will exercise all of such options and then resell all of the shares received as a consequence of their exercise. Unless otherwise indicated, each of the selling shareholders possesses sole voting and investment power with respect to the securities shown.



                                              Shares Beneficially                               Shares Beneficially
                                                     Owned                                             Owned
                                                Before Offering                                    After Offering
                                          ---------------------------                         -------------------------
                                                                             Number of        Number
                                          Number of                           Shares           of
Name                                       Shares          Percentage        Offered          Shares         Percentage
----                                       ------          ----------      --------         ------          -----------

Phillip Frost, M.D.(1)                   8,015,441(2)         16.5%           20,000         7,995,441         16.4%

Bennett S. LeBow(1)                      4,378,715(3)         10.4%          4,378,715          -0-             -0-

Richard J. Rosenstock(4)                 4,006,377(5)         9.5%            250,000        3,756,377          8.9%

Mark Zeitchick(6)                        1,738,056(7)         4.1%            250,000        1,488,056          3.5%

Vincent A. Mangone(8)                    1,738,056(9)         4.1%            250,000        1,488,056          3.5%

Howard M. Lorber(1)                     1,523,430(10)         3.6%           1,523,430          -0-             -0-

Victor M. Rivas(11)                      300,000(12)            *             300,000           -0-             -0-

Richard J. Lampen(13)                     58,367(14)            *             58,367            -0-             -0-

Robert J. Eide(1)                         31,367(14)            *             31,367            -0-             -0-

Henry C. Beinstein(1)                     31,361(14)            *             31,361            -0-             -0-

J. Bryant Kirkland III(15)                  17,265              *             17,265            -0-             -0-
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(1) Each of these individuals has been a member of our board of directors since May 2001, with Mr. Lorber acting as chairman during this time.

(2) Includes (i) 747,966 shares of common stock held by Frost-Nevada, Investments Trust, of which Frost-Nevada, Limited Partnership is the sole and exclusive beneficiary, (ii) 650,000 shares of common stock held by Frost-Nevada, Limited Partnership, of which Dr. Frost is the sole limited partner and sole shareholder of Frost-Nevada Corporation, the sole general partner, (iii) 6,497,475 shares of common stock issuable upon conversion of senior convertible promissory notes held by Frost-Nevada, Limited Partnership, (iv) 100,000 shares of common stock issuable upon exercise of warrants held by Frost-Nevada, Limited Partnership and (v) 20,000 shares of common stock issuable upon exercise of an option held by Dr. Frost that was issued to him in connection with his becoming a director of ours. These securities are held of record by either Dr. Frost, Frost-Nevada, Limited Partnership, Frost-Nevada Corporation or Frost-Nevada, Investments Trust. Record ownership of the shares may be transferred from time to time among any or all of these four parties. Accordingly, solely for purposes of reporting beneficial ownership of these shares pursuant to Section 13(d) of the Exchange Act, each of these parties will be deemed to be the beneficial owner of the shares held by any other of the parties. Information is derived from an Amendment to Schedule 13D filed with the SEC on September 10, 2001 as well as from information made known to the company.

(3) Represents (i) 758,205 shares of common stock held directly by Mr. LeBow, (ii) 3,325,200 shares of common stock held by LeBow Gamma Limited Partnership, a Nevada limited partnership, (iii) 110,336 shares of common stock held by LeBow Alpha LLLP, a Delaware limited liability limited partnership, (iv) 164,974 shares of common stock held by The Bennett and Geraldine LeBow Foundation, Inc., a Florida not-for-profit corporation, and (v) 20,000 shares of common stock issuable upon exercise of an option held by Mr. LeBow that was issued to him in connection with his becoming a director of ours. LeBow Holdings Inc., a Nevada corporation, is the sole stockholder of LeBow Gamma Inc., a Nevada corporation, which is the general partner of LeBow Gamma Limited Partnership, and is the general partner of LeBow Alpha LLLP. Mr. LeBow is a director, officer and sole stockholder of LeBow Holdings Inc. and a director and officer of LeBow Gamma Inc. Mr. LeBow and family members serve as directors and executive officers of the Foundation. Information is derived from an Amendment to Schedule 13D filed with the SEC on December 21, 2001 as well as from information made known to the company.

(4) Richard J. Rosenstock has been our vice chairman since May 2001 and our chief operating officer since August 1999. Mr. Rosenstock was our president from August 1999 until May 2001. Mr. Rosenstock has also been affiliated with Ladenburg Capital Management since 1986. Mr. Rosenstock has been Ladenburg Capital Management's chief executive officer since May 2001. From January 1994 until May 1998, Mr. Rosenstock was an executive vice president of Ladenburg Capital Management and was its president from May 1998 until November 2001.

(5) Represents (i) 3,689,246 shares of common stock held of record by The Richard J. Rosenstock Living Trust Dated 3/5/96 of which Mr. Rosenstock is sole trustee and beneficiary, (ii) 67,131 shares of common stock issuable upon exercise of options held by Mr. Rosenstock that were issued to him in connection with his becoming our president and chief operating officer in August 1999 and (iii) 250,000 shares of common stock issuable upon exercise of options held by Mr. Rosenstock that were issued to him in January 2002. Does not include 32,869 shares of common stock issuable upon exercise of options held by Mr. Rosenstock that are not currently exercisable and will not become exercisable within the next 60 days.

(6) Mark Zeitchick has been our executive vice president and member of our board of directors since August 1999. Mr. Zeitchick has also been affiliated with Ladenburg Capital Management since October 1993. From September 1995 until November 2001, Mr. Zeitchick was an executive vice president of Ladenburg Capital Management. From May 2001 until November 2001, he served as chairman, and became co-chairman in November 2001.

(7) Represents (i) 1,414,211 shares of common stock held directly by Mr. Zeitchick, (ii) 73,845 shares of common stock issuable upon exercise of options held by Mr. Zeitchick that were issued to him in connection with his becoming our executive vice president in August 1999 and (iii) 250,000 shares of common stock issuable upon exercise of options held by Mr. Zeitchick that were issued to him in January 2002. Does not include 26,155 shares of common stock issuable upon exercise of options held by Mr. Zeitchick that are not currently exercisable and will not become exercisable within the next 60 days.

(8) Vincent A. Mangone has been our executive vice president and member of our board of directors since August 1999. Mr. Mangone has also been affiliated with Ladenburg Capital Management since October 1993 and has been an executive vice president since September 1995.

(9) Represents (i) 1,414,211 shares of common stock held of record by The Vincent A. Mangone Revocable Living Trust Dated 11/5/96 of which Mr. Mangone is the sole trustee and beneficiary, (ii) 73,845 shares of common stock issuable upon exercise of options held by Mr. Mangone that were issued to him in connection with his becoming our executive vice president in August 1999 and (iii) 250,000 shares of common stock issuable upon exercise of options held by Mr. Mangone that were issued to him in January 2002. Does not include 26,155 shares of common stock issuable upon exercise of options held by Mr. Mangone that are not currently exercisable and will not become exercisable within the next 60 days.

(10) Represents (i) 1,379,550 shares of common stock held directly by Mr. Lorber, (ii) 118,560 shares of common stock held by Lorber Alpha II Partnership, a Nevada limited partnership, (iii) 5,320 shares of common stock held by the Lorber Charitable Fund, a New York not-for-profit corporation, and (iv) 20,000 shares of common stock issuable upon exercise of an option held by Mr. Lorber that was issued to him in connection with his becoming a director of ours. Lorber Alpha II, Inc., a Nevada corporation, is the general partner of Lorber Alpha II Partnership. Mr. Lorber is the director, officer and principal stockholder of Lorber Alpha II, Inc. Mr. Lorber and family members serve as directors and executive officers of Lorber Charitable Fund and Mr. Lorber possesses shared voting power and shared dispositive power with the other directors of the fund with respect to the fund's shares of our common stock. Information is derived from an Amendment to
         Schedule 13D filed with the SEC on December 21, 2001 as well as from information made known to the company.

(11) Victor M. Rivas has been our president and chief executive officer and a director since May 2001. Mr. Rivas has also been affiliated with Ladenburg Thalmann & Co. since September 1997 and has been its chairman and chief executive officer since July 1999. He has also been co-chairman of Ladenburg Capital Management since November 2001.

(12) Represents 300,000 shares of common stock issuable upon exercise of options that were issued to Mr. Rivas in January 2002. Does not include 1,000,000 shares of common stock issuable upon exercise of options held by Mr. Rivas that are not currently exercisable and will not become exercisable within the next 60 days.

(13)     Mr. Lampen has been a director of ours since January 2002.

(14) Includes 20,000 shares of common stock issuable upon exercise of an option held by the individual in connection his becoming a director of ours.

(15)     Mr. Kirkland has been our chief financial officer since June 2001.


         On May 7, 2001, we consummated a previously reported stock purchase agreement, as amended, with New Valley Corporation and various other parties, and a previously reported loan agreement with Frost-Nevada, Limited Partnership. As a result of these agreements and the related transactions, Ladenburg Thalmann & Co. became our wholly owned subsidiary with New Valley becoming our majority shareholder. In connection with these agreements, we held an annual meeting of shareholders at which our shareholders elected nine members to our board of directors, including Bennett S. LeBow, New Valley's chairman and chief executive officer, Howard M. Lorber, New Valley's president and chief operating officer, Phillip Frost, Frost-Nevada, Limited Partnership's sole limited partner and the sole shareholder of its general partner, Henry C. Beinstein and Robert J. Eide. For a more complete discussion of these transactions and events, please read the descriptions contained in certain of the documents listed under the caption entitled "Where You Can Find Additional Information" below.

         In connection with Messrs. LeBow, Lorber, Frost, Beinstein and Eide becoming members of our board of directors, we granted each of them an option to purchase 20,000 shares of our common stock. The options were granted under our 1999 Performance Equity Plan and we received no cash consideration in connection with their grant. The options become exercisable on May 7, 2002 at an exercise price of $3.05 per share and expire on May 7, 2011.

         On December 20, 2001, New Valley distributed a total of 22,543,158 shares of our common stock held by New Valley to its stockholders as a dividend. Of these shares, Vector Group, New Valley's largest stockholder, received 12,694,929 shares of our common stock. Immediately following Vector's receipt of the shares of common stock from New Valley, Vector distributed its shares of common stock to its stockholders as a dividend. As a result of these distributions, Messrs. LeBow, Lorber, Lampen, Eide, Beinstein and Kirkland received 4,358,715, 1,503,431, 38,367, 11,367, 11,361 and 17,265 shares of our common stock, respectively.

         On January 10, 2002, we granted an option to purchase 20,000 shares of our common stock to Mr. Lampen in connection with his becoming a director of ours. The option was granted under our 1999 Performance Equity Plan and we received no cash consideration in connection with the grant. The option becomes exercisable on January 10, 2003 at an exercise price of $0.88 per share and expires on January 10, 2012.

         On January 10, 2002, we also granted options to Messrs. Rivas, Rosenstock, Zeitchick and Mangone to purchase 300,000, 250,000, 250,000 and 250,000 shares of our common stock, respectively. The options were granted under our 1999 Performance Equity Plan and we received no cash consideration in connection with the grants. Each of the options become exercisable in three equal annual installments commencing on January 10, 2003 at an exercise price of $0.88 per share and expire on January 10, 2012.


                              PLAN OF DISTRIBUTION

         The sale or distribution of the common stock may be effected directly to purchasers by the selling shareholders, or by any donee, pledgee or transferee of the selling shareholders as principals, or through one or more underwriters, brokers, dealers or agents from time to time in one or more public or private transactions by any legally available means, including:

         o        block trades;

         o on the American Stock Exchange or in the over-the-counter market;

         o otherwise than on the American Stock Exchange or in the over-the-counter market;

         o through the writing of put or call options relating to the common stock;

         o entering into hedging transactions with broker-dealers, and the broker-dealers may in turn engage in short sales of the shares as part of establishing and maintaining the hedge positions they entered into with the selling shareholders;

         o entering into option or loan transactions that require the selling shareholder to deliver shares to a broker-dealer which may then resell or otherwise transfer the shares pursuant to this prospectus to cover the broker-dealer's own short sales of the shares or to cover short sales of the shares by customers of the broker-dealer;

         o engaging in short sales of the common stock and delivering shares to cover such short positions;

         o the pledging of common stock to a broker-dealer and upon the default by the selling shareholder on the pledge the broker-dealer may sell the pledged shares in accordance with this prospectus;

         o through the distribution of the common stock by any selling shareholder to its partners, members or shareholders; or

         o        through a combination of these methods of sale.

Any of these transactions may be effected:

         o        at market prices prevailing at the time of sale;

         o        at prices related to the prevailing market prices;

         o        at varying prices determined at the time of sale; or

         o        at negotiated or fixed prices.

         If the selling shareholders effect transactions to or through underwriters, brokers, dealers or agents, these underwriters, brokers, dealers or agents may receive compensation in the form of discounts, concessions or commissions from the selling shareholders or purchasers. These discounts, concessions or commissions may be in excess of those customary for the types of transactions involved. However, no NASD member or independent broker-dealer will receive a commission or discount in excess of eight percent.

         The selling shareholders and any broker, dealer or agent that assists in the sale of the common stock may be deemed to be underwriters within the meaning of Section 2(a)(11) of the Securities Act. Accordingly, any profit on the sale of common stock by them and any discounts, concessions or commissions received by any of the underwriters, brokers, dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act.

         Selling shareholders may also resell all or a portion of the common stock in open market transactions in reliance upon Rule 144 under the Securities Act. In these cases, they must meet the criteria and conform to the requirements of that rule.

         We will pay all of the costs, expenses and fees incident to the registration of the shares offered under this prospectus. The selling shareholders are responsible for any costs, expenses and fees related to the offer and sale of the common stock to the public, including brokerage commissions, fees and discounts of underwriters, brokers, dealers and agents. We have agreed to indemnify the selling shareholders against certain liabilities, including liabilities under the Securities Act.

         The sale or distribution of common stock under this prospectus will be made in compliance with NASD Conduct Rule 2720.

                                  LEGAL MATTERS

         The legality of the common stock offered by this prospectus has been passed upon by Graubard Miller, New York, New York.

                                     EXPERTS

         Our financial statements as of December 31, 2000 and 1999 and for each of the three years in the period ended December 31, 2000, have been audited by PricewaterhouseCoopers LLP, independent accountants, to the extent indicated in their report dated February 27, 2001. The consolidated financial statements of our predecessor, GBI Capital Management Corp., including Ladenburg Capital Management (f/k/a GBI Capital Partners Inc.), as of September 30, 2000 and August 24, 1999 and for the periods from August 25, 1999 to September 30, 2000, September 1, 1998 to August 24, 1999 and for the year ended August 31, 1998, have been audited by Goldstein Golub Kessler LLP, independent certified public accountants, to the extent indicated in their report. Our financial statements and those of our subsidiaries, including Ladenburg Capital Management, are incorporated by reference in this prospectus in reliance upon the respective reports of PricewaterhouseCoopers LLP and Goldstein Golub Kessler LLP given upon their authority as experts in accounting and auditing.


                    WHERE YOU CAN FIND ADDITIONAL INFORMATION

         We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room.

         The SEC allows us to incorporate by reference the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. This prospectus incorporates by reference our documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until all of the securities are sold:

         o annual report on Form 10-K for the fiscal year ended September 30, 2000, as amended by Form 10-K/A;

         o quarterly reports on Form 10-Q for the quarters ended December 31, 2000, March 31, 2001, June 30, 2001 and September 30,
                  2001;

         o current report on Form 8-K dated February 8, 2001 and filed with the SEC on February 21, 2001, as amended by Form 8-K/A filed with the SEC on May 1, 2001, Form 8-K/A filed with the SEC on May 14, 2001 and Form 8-K/A filed with the SEC on September 10, 2001;

         o current report on Form 8-K dated December 7, 2001 and filed with the SEC on the same date;

         o definitive proxy statement for our annual meeting of shareholders held on May 7, 2001, filed with the SEC on March 28, 2001, as supplemented on April 2, 2001 and April 26, 2001; and

         o the description of our common stock contained in our registration statement on Form 8-A (No. 1-15799) filed with the SEC pursuant to Section 12(b) of the Exchange Act.

         Potential investors may obtain a copy of any of our SEC filings without charge by written or oral request directed to Ladenburg Thalmann Financial Services Inc., Attention: Investor Relations, 590 Madison Avenue, 34th Floor, New York, New York 10022, (212) 409-2000.